James J. Malerba

Executive Vice President

Corporate Controller

Finance

State Street Financial Center - SFC 13-02

One Lincoln Street

Boston, MA 02111

Telephone: 617-664-8697

Facsimile:  617-667-4316

617-319-5763

jjmalerba@statestreet.com

Via EDGAR (Correspondence)

April 20, 2012

Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	State Street Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012 and Amended April 5, 2012

File No. 001-07511

Dear Ms. Hayes:

This letter sets forth the response of State Street Corporation, a Massachusetts corporation (“State Street,” “we,” “us,” “our” or similar terms), to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of April 9, 2012 (the “Comment Letter”), regarding the above-referenced report.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 7

Our business and capital-related activities, including our ability to return capital…, page 17

1. Please expand your disclosure in this risk factor to describe the proposed Basel III capital standards, as well as the Basel Committee proposal to implement a capital surcharge on systemically important financial institutions so that investors can better understand the risks associated with Basel III implementation.

We recognize that the proposed requirements under Basel III affecting capital, when implemented as applicable to us under the final rules and guidance of the Federal Reserve Board, will result in an increase in the minimum levels of regulatory capital that we will be required to maintain and changes in the manner in which our regulatory capital ratios are calculated. We describe this in the risk factor disclosure referenced in the Staff’s comment. Based on published statements of the Basel Committee and the Federal Reserve Board regarding the impact of the requirements under Basel III affecting capital, we estimate that our regulatory capital ratios as of both December 31, 2011 and March 31, 2012 comply with anticipated Basel III standards as we currently understand them. Therefore, we do not believe that the proposed Basel III capital standards, as issued by the Basel Committee, present a material risk requiring further description in our risk factor disclosures. We note in the risk factor disclosure referenced in the Staff’s comment, however, that the proposed Basel III standards remain subject to implementation under rules and guidance that have not yet been issued, and we identify in the risk factor disclosure the risks we believe to be relevant to implementation. In addition, in our discussion of regulatory capital in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 78 of our 2011 Form 10-K, we provide a brief description of the relevant aspects of the proposed requirements under Basel III affecting capital. In light of the foregoing, we do not believe that it is necessary to expand our risk factor disclosures to further describe the proposed Basel III capital standards. However, we will continue to evaluate our disclosures and will consider expanding if we believe that the implementation of the proposed rules will have a more significant effect on our regulatory capital ratios.

We provide risk factor disclosure regarding the Basel Committee’s proposal to implement a capital surcharge on systemically important financial institutions in the second paragraph of the risk factor disclosure on page 15 of our 2011 Form 10-K (“We face extensive and changing government regulation …”), although we do not reference this specifically in the risk factor disclosure referenced in the Staff’s comment. We also provide similar disclosure in our 2011 Form 10-K in Item 1, “Business,” on page 4 (last paragraph) and in MD&A on page 78 (sixth paragraph). In connection with our Annual Report on Form 10-K for the fiscal year ending December 31, 2012, we will evaluate our risk factor disclosures on this subject in light of the regulatory capital rules and guidance then in effect and revise as appropriate.

Any downgrades in our credit ratings, or an actual or perceived reduction…, page 17

2. We refer to your disclosure in the third paragraph. Please clarify whether a one- or two-notch downgrade in your credit ratings would trigger the credit-risk related contingent features applicable to your derivatives that are discussed in Note 16 to the financial statements. If so, please revise your risk factor disclosure accordingly.

The credit-risk related contingent features applicable to the derivatives referenced in the Staff’s comment generally are triggered in the event our credit rating is downgraded below BBB- with respect to S&P or below Baa3 with respect to Moody’s. These represent a downgrade standard more significant than one or two notches.

We depend on information technology, and any failures of or damage to, attack…, page 24

3. We note that you disclose that you “continue to face increasing cyber security threats.” Please tell us whether you have experienced any breaches, hacker attacks, unauthorized access and misuse, computer viruses and other cybersecurity risks and events in the past and, if so, what consideration you have given to disclosing such events in your risk factors. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

In preparing our 2011 Form 10-K, we reviewed our historical experience concerning cyber security risks and considered it in light of the Division of Corporation Finance’s Disclosure Guidance Topic No. 2. We were not aware of any actual or threatened material cyber incidents for which we believed that disclosure was necessary to place our risk factor disclosure of cyber security risks in context. We will continue to review on an ongoing basis our cyber security risk factor disclosures in light of relevant new developments and our cyber security experiences, and will update our disclosures as appropriate.

Consolidated Statement of Cash Flows, page 100

4. We note your presentation of Other, net within the operating activities section of your consolidated statement of cash flows for each of three years ended December 31, 2011. Given the significance of this amount to your cash (used in) provided by operating activities for the years presented, and the significant fluctuation in the balance from year to year, and interim periods within the years presented, please tell us the significant components that make up the balance for the years presented.

The significant components included in “Other, net” within the operating activities section of our consolidated statement of cash flows for the years presented are primarily composed of net changes in unrealized gains and losses associated with derivative financial instruments, substantially all of which relate to foreign exchange derivatives, as well as net changes in other assets and net changes in accrued expenses and other liabilities.

Fluctuations in the balance from year to year, and between interim periods within the years presented, result primarily from the volatility of the above-described unrealized gains and losses associated with derivative financial instruments. These unrealized gains and losses are mainly driven by market conditions and client volumes, in terms of both the number of contracts and the relative size of the underlying notional amounts. The significant amount of “Other, net” for 2009 was associated with the impact of the consolidation during that year of the asset-backed commercial paper conduits into our consolidated financial statements. The consolidation was not reflected in our 2008 consolidated financial statements.

In future filings, if appropriate based on the relevant amounts, we will break out the activity in “Other, net” into separate components, such as those described above.

Note 12 – Shareholders’ Equity, page 135

5. We note your disaggregation of the after-tax components of accumulated other comprehensive loss as of December 31, 2011. In light of your significant foreign operations, particularly in the U.K., please tell us why the component related to foreign currency translation is zero as of December 31, 2011.

Our foreign currency exposure is primarily related to EUR and GBP currencies. These currencies, relative to the U.S. dollar, were volatile during 2011 and were lower as of December 31, 2011 compared to December 31, 2010. In addition, due to our business activities in Europe and Great Britain, our net Euro- and GBP-denominated balance sheet positions as of December 31, 2011 increased compared to December 31, 2010. The impact of lower EUR and GBP foreign currency rates on our higher EUR and GBP net balance sheet position contributed significantly to the decrease of $216 million in the foreign currency translation component of accumulated other comprehensive income for 2011. This change reduced the foreign currency translation component of accumulated other comprehensive income of $216 million as of December 31, 2010 to zero as of December 31, 2011.

* * * * *

State Street acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. State Street also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that State Street may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 617-664-8697 or Sean P. Newth, Director of Global Accounting Policy, at 617-664-8213, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ James J. Malerba
James J. Malerba

Executive Vice President, Corporate Controller and Chief Accounting Officer

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